                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                             PIONEER COMPANIES, INC.
                      (formerly known as GEV CORPORATION)
                               (Name of Issuer)


                     Class A Common Stock, $.01 par value
                        (Title of Class of Securities)


                                  723643102
                                (CUSIP Number)

                            William L. Mahone, Esq.
                               165 Mason Street
                         Greenwich, Connecticut 06830
                                (203) 629-8750
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                April 20, 1995
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X].

     Exhibit Index Appears on Page 20.

SCHEDULE 13D

CUSIP No. 723643102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     William R. Berkley

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                   a[X]
                                   b[ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

                    7.   SOLE VOTING POWER

                             2,015,104

 NUMBER OF          8.   SHARED VOTING POWER
  SHARES
BENEFICIALLY                 3,322,234
 OWNED BY
   EACH             9.   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                     2,015,104
   WITH
                   10.   SHARED DISPOSITIVE POWER

                             2,840,909

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,856,013

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     62.5%

14.  TYPE OF REPORTING PERSON*
          IN

SCHEDULE 13D

CUSIP No. 723643102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Interlaken Investment Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          Limited as described herein.  a[X]
                                        b[ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                    7.   SOLE VOTING POWER

                                 0

 NUMBER OF          8.   SHARED VOTING POWER
  SHARES
BENEFICIALLY                 2,840,909
 OWNED BY
   EACH             9.   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                         0
   WITH
                   10.   SHARED DISPOSITIVE POWER

                             2,840,909

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,840,909

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     36.6%

14.  TYPE OF REPORTING PERSON*
          PN

SCHEDULE 13D

CUSIP No. 723643102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Interlaken Management Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          Limited as described herein.  a[X]
                                        b[ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                    7.   SOLE VOTING POWER

                                  0

 NUMBER OF          8.   SHARED VOTING POWER
  SHARES
BENEFICIALLY                  2,840,909
 OWNED BY
   EACH             9.   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                          0
   WITH
                   10.   SHARED DISPOSITIVE POWER

                              2,840,909

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,840,909

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     36.6%

14.  TYPE OF REPORTING PERSON*
          PN

SCHEDULE 13D

CUSIP No. 723643102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lake Management, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          Limited as described herein.  a[X]
                                        b[ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                    7.   SOLE VOTING POWER

                                  0

 NUMBER OF          8.   SHARED VOTING POWER
  SHARES
BENEFICIALLY                 2,840,909
 OWNED BY
   EACH             9.   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                          0
   WITH
                   10.   SHARED DISPOSITIVE POWER

                             2,840,909

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,840,909

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     36.6%

14.  TYPE OF REPORTING PERSON*
          CO

Item 1.   Security and Issuer

          The class of equity securities to which this statement ("this Statement") relates is Class A Common Stock, par value $.01 per share ("Common Stock"). The name and address of the principal executive offices of the issuer of the Common Stock (the "Issuer") are Pioneer Companies, Inc., 165 Mason Street, Greenwich, Connecticut 06830. The Issuer was formerly known as "GEV Corporation" and changed its name from "GEV Corporation" to "Pioneer Companies, Inc." on April 20, 1995 in connection with the acquisition referred to below.

          As of April 27, 1995, the Issuer effected a one-for-four reverse split of the Common Stock. All Common Stock amounts set forth in this Statement, and per share amounts with respect to Common Stock, have been adjusted to give effect to such stock split.

Item 2.   Identity and Background

          William R. Berkley ("Berkley") filed a statement on Schedule 13D, dated May 17, 1994, with respect to Common Stock of the Issuer. This Statement supersedes such statement dated May 17, 1994.

          The persons and entities filing this Statement ("reporting persons") believe that they, together with Richard C. Kellogg, Jr. ("Kellogg"), may constitute a "group" within the meaning of the rules and regulations issued under Section 13(d) of the Securities and Exchange Act of 1934, as amended. None of












































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the reporting persons hereby undertakes any responsibility for the accuracy or completeness of any information concerning any other reporting person, or any other person that may constitute a member of any such group, contained in this Statement or in the Schedule 13D referred to in the preceding paragraph.

Information with Respect to William R. Berkley

          The following information in this Item 2 is provided with respect to
Berkley:
          (a)  The name of the reporting person is William R. Berkley.

          (b) The business address of Berkley is 165 Mason Street, Greenwich, Connecticut 06830.

          (c) Berkley's principal occupation is serving as Chairman of the Board of several companies which he controls or founded, including the Issuer, W.R. Berkley Corporation, an insurance holding company, and Interlaken Capital, Inc., a private investment and consulting firm. The principal executive offices of W.R. Berkley Corporation and Interlaken Capital, Inc. are located at 165 Mason Street, Greenwich, Connecticut 06830.

          (d) Berkley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

          (e) During the last five years, Berkley has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Berkley is a U.S. citizen.

Information with Respect to Interlaken Investment Partners, L.P., Interlaken Management Partners, L.P. and Lake Management, Inc.

          The following information in this Item 2 is provided with respect to Interlaken Investment Partners, L.P., Interlaken Management Partners, L.P. and Lake Management, Inc.

          (a) The names of the reporting persons are Interlaken Investment Partners, L.P. (the "Interlaken Partnership"), Interlaken Management Partners, L.P. and Lake Management, Inc.

          (b) The business address of each of the reporting persons is 165 Mason Street, Greenwich, Connecticut 06830.

          (c) The principal business of the Interlaken Partnership is investing in equity securities of other corporations or entities. Interlaken Management Partners, L.P. is the sole general partner of the Interlaken Partnership, and Lake Management, Inc. is the sole general partner of Interlaken Management Partners, L.P. Neither Interlaken Management Partners, L.P. nor Lake Management, Inc. is engaged in any business other than acting as a general partner as stated. Berkley is the sole stockholder of Lake Management, Inc.

          (d) None of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

          (e) During the last five years, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          The following persons are directors or executive officers (the "Officers") of Lake Management, Inc.:

          William R. Berkley - Chairman of the Board

          Andrew M. Bursky   - Director, Managing Director,
                               Vice President and Treasurer

          Catherine B. James - Director and Managing Director

          Joshua A. Polan    - Director and Managing Director

          The business address of each of the Officers is 165 Mason Street, Greenwich, Connecticut 06830, and each of the Officers is a U.S. citizen. The principal occupation of each of the Officers (other than Berkley) is serving as an officer of Interlaken Capital, Inc. and of certain other corporations founded or controlled by Berkley. None of the Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, and at no time during the last five years was any of the Officers a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Sources and Amounts of Funds or Other Consideration

          The shares of Common Stock owned by Berkley prior to April 20, 1995 were acquired with his personal funds, except that 6,666 shares were received from the Issuer pursuant to the Issuer's 1993 Non-Employee Director Stock Plan or in payment of director's meeting fees.

          The Interlaken Partnership purchased 2,840,909 shares of Common Stock from the Issuer on April 20, 1995 for $15,000,000, or $5.28 per share. The shares of Common Stock so acquired by the Interlaken Partnership were acquired with its own funds, which constitute funds committed by equity investors, prior to March 30, 1993, to carry on its business of investing in equity securities.

Item 4.   Purpose of Transaction

          Berkley acquired his shares of Common Stock for investment purposes and to provide the Issuer with capital for general corporate purposes and acquisitions.

          The Interlaken Partnership acquired its shares of Common Stock for investment purposes and to provide the Issuer and its wholly-owned subsidiary, Pioneer Americas Acquisition Corp. ("Acquisition Corp."), with a portion of the funds necessary for the acquisition (the "Acquisition") by the Issuer and Acquisition Corp. of all of the outstanding common stock of Pioneer Americas, Inc., a Delaware corporation ("Pioneer"). The proceeds received by the Issuer from such purchase were contributed by the Issuer as equity to Acquisition Corp. and used to pay a portion of such purchase price.

          None of the reporting persons has any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

          (a) See the information contained in items (7)-(10), (11) and (13) on each of the cover pages of this Statement for a description of the aggregate number and percentage of outstanding shares of Common Stock beneficially owned (including the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition or shared power to dispose or to direct the disposition) by each reporting person named in Item 2. To the knowledge of the reporting persons, Kellogg is the beneficial owner of 481,325 shares of Common Stock which are held of record by the Kiowa Estate Trust, a trust for which

Southpac Trust International, Inc. serves as trustee (the "Trustee"). The Kiowa Estate Trust purchased 481,325 shares of Common Stock from the Issuer on April 20, 1995 for $2,541,400, or $5.28 per share, in connection with the Acquisition. Pursuant to the shareholders agreement described in Item 6, Berkley and Kellogg have entered into certain voting arrangements with respect to the election of directors of the Issuer.

          Other than the reporting persons and Kellogg, no person named in
Item 2 beneficially owns shares of Common Stock, except that Andrew M. Bursky, Catherine B. James and Joshua A. Polan, who are directors and officers of Lake Management, Inc., beneficially own (in each case with sole power to vote and sole power to dispose) 172,375, 50,000 and 15,000 shares of Common Stock, respectively.

          Berkley disclaims beneficial ownership of 481,325 shares of Common Stock beneficially owned by Kellogg, as to which Berkley has shared power to vote, as indicated on the cover page of this Statement with respect to Berkley.

          (b)  See paragraph (a) above.

          (c) On February 23, 1995, Berkley received 2,666 shares of Common Stock pursuant to the Issuer's 1993 Non-Employee Director Stock Plan and 1,333 shares of Common Stock in payment of fees for attendance at meetings of the Board of Directors of the Issuer during 1994.

          On April 20, 1995, the Issuer granted to Kellogg options to purchase up to 123,076 shares of Common Stock. See Item 6.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of The Issuer

          The Interlaken Partnership is a limited partnership of which the sole general partner is Interlaken Management Partners, L.P. Interlaken Management Partners, L.P. is a limited partnership of which the sole general partner is Lake Management, Inc. Berkley owns all of the outstanding capital stock of Lake Management, Inc. As a result of the foregoing, Berkley, through Interlaken Management Partners, L.P. and Lake Management, Inc., has the right to direct the management of the business of the Interlaken Partnership and to direct the voting and disposition of the Common Stock owned by the Interlaken Partnership. While Berkley, through Interlaken Management Partners, L.P. and Lake Management, Inc., has sole power to direct the voting and disposition of the Common Stock owned by the Interlaken Partnership, Berkley's pecuniary interest in such Common Stock is limited to 934,659 shares, based upon an indirect 1% general partnership interest and a 32.3% limited partnership interest in the Interlaken Partnership.

          In connection with the Acquisition, Berkley and Kellogg entered into a shareholders agreement which provides that Kellogg will vote his shares of Common Stock (including directing the Trustee to vote the shares held by the Kiowa Estate Trust) for Berkley's designees for election to the Issuer's Board of Directors and that Berkley will vote any shares of Common Stock owned by him or over which he exercises voting control for the election of Kellogg as a director of the Issuer, in each case for so long as Kellogg is employed by the Issuer pursuant to his employment agreement with the Issuer. In connection with the Acquisition, Kellogg became President and a director of the Issuer on April 20, 1995.

          In connection with the Acquisition, the Issuer entered into a Registration Rights Agreement with Kellogg and certain other holders of Common Stock pursuant to which the Issuer granted to Kellogg and such other stockholders certain rights to have shares of Common Stock (including shares held by the Kiowa Estate Trust) included in registration statements that may be filed by the Issuer with respect to its equity securities.

          In connection with the Acquisition, Kellogg entered into an employment agreement with the Issuer and was granted, pursuant to the Issuer's 1995 Stock Incentive Plan, options for the purchase of 123,076 shares of Common Stock for an exercise price of $6.50 per share. These options are exercisable beginning April 20, 1998.

          The Interlaken Partnership is not a party to any agreement or arrangement with Kellogg or the Kiowa Estate Trust.

Item 7.   Material to be Filed as Exhibits

          The following exhibits are filed with this Statement:

          Exhibit 1:  Joint Filing Agreement
          Exhibit 2:  Shareholders Agreement between William R.
                      Berkley and Richard C. Kellogg, Jr.

                                   Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






April 28, 1995                        /s/ William R. Berkley
                                          WILLIAM R. BERKLEY

                                   Signature
          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.




April 28, 1995           INTERLAKEN INVESTMENT PARTNERS, L.P.



                         By: INTERLAKEN MANAGEMENT PARTNERS, L.P.
                             General Partner


                             By:   LAKE MANAGEMENT, INC.
                                   General Partner


                                   By:     /s/ William R. Berkley
                                        Name:  William R. Berkley
                                        Title: Chairman

                                   Signature
          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.




April 28, 1995               INTERLAKEN MANAGEMENT PARTNERS, L.P.



                             By:   LAKE MANAGEMENT, INC.
                                   General Partner


                                   By:     /s/ William R. Berkley
                                        Name:  William R. Berkley
                                        Title: Chairman

                                   Signature
          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.




April 28, 1995               LAKE MANAGEMENT, INC.


                             By:       /s/ William R. Berkley
                                    Name:  William R. Berkley
                                    Title: Chairman

                                 EXHIBIT INDEX


Exhibit                                                     Page

1.  Joint Filing Agreement                                                23

2.  Shareholders Agreement between                                        25
    William R. Berkley and
    Richard C. Kellogg, Jr.